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      SEC 1815
      (11-2002)
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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of  March, 2003

Commission File Number  000-50184
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      Yantai Daihua Holdings Company Limited
       (Translation of registrant's name into English)

      East of Muping, Yantai, Shandong, People's Republic of China
      (Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.


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                      YANTAI DAHUA HOLDINGS COMPANY LIMITED
                         CHANGED TRADING SYMBOL TO YDHCF


Yantai, China - March 31, 2003 - Yantai Dahua Holdings Company Limited (formerly Equity Finance Holdings Corporation) announced the change in its trading symbol to YDHCF with effect from March 28, 2003. Pursuant to an exchange agreement of January 10, 2003, the former Equity Finance Holdings Corporation acquired the 100% interest in Australia China Investments Ltd., which is engaged in paper manufacturing through its subsidiary in China, and resulted in the taking over of the Company's control by the existing management.

"To reflect on the change of our business nature, we have changed the Company's name to Yantai Dahua Holdings Company Limited and our trading symbol is changed to YDHCF." said Mr. Yuxiang Tang, Chairman of the Company.

"As for our business operation, we are optimistic we can achieve a satisfactory growth. For the nine months ended September 30, 2002, Australia China Investments Ltd., our wholly-owned subsidiary, recorded a pro-forma consolidated revenue of approximately US$ 8.9 million and a pro-forma consolidated net income after tax and minority interest of approximately US$ 549,000; whereas for fiscal year 2001, the pro-forma consolidated revenue recorded was approximately US$
11.3 million and the pro-forma consolidated net profit after tax and minority interest was approximately US$ 153,000. The improved results really come from our efforts to rationalize our production." Mr. Tang continued.

As part of the corporate restructuring, Australia China Investments Ltd. was established to acquire an 85% interest in Yantai Dahua Paper Industry Co. Ltd., which is a Sino-Foreign joint venture company engaging in paper manufacturing in China, on October 1, 2002.


ABOUT  YANTAI  DAHUA  HOLDINGS  CO.  LTD.

Yantai Dahua Holdings Co. Ltd. is engaged in, through its subsidiaries, the manufacturing and sales of paper principally for printing and writing in China. It is a leading paper manufacturer in Shandong, China and employs a total of 1,180 staff. The Company's marketing teams distribute its products through six sales offices in different parts of China to cater for its clientele of over 210 well-established publishing houses, printing companies and other state-owned material supplies companies. Under the leadership of its experienced management, the Company expects to expand its production capacity to meet the anticipated increase in the demand for paper and that such increased demand is projected to result in growth in the Company's revenues and net income.

Source     :     Yantai  Dahua  Holdings  Company  Limited

Contact     :     Mr.  K.M.  Wong
                  Stanford  Capital  International  Limited
                  Tel  :  (852)  2598  0281
                  Email:  km@stock-update.com
                      -------------------

FORWARD-LOOKING  STATEMENTS.
This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as "project," "expect" and "anticipate," and variations of such words. Actual results might differ materially from such projections, expectations and anticipations, due to general economic conditions, supply and demand for paper, labor conditions, the availability of requisite financing and other factors.


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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    YANTAI  DAHUA  HOLDINGS  COMPANY  LIMITED


                    By:___________________________
                    Tang  Yuxiang,  Chairman  and  Chief  Executive  Officer




Date: April 1, 2003



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